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                               June 18, 2020

       Sachin Shah
       Chief Executive Officer
       Brookfield Renewable Corporation
       250 Vesey Street, 15th Floor
       New York, New York 10281-1023

                                                        Re: Brookfield
Renewable Corporation
                                                            Brookfield
Renewable Partners L.P.
                                                            Amendment No. 3 to
Registration Statement on Form F-1/F-4
                                                            Filed June 5, 2020
                                                            File No. 333-234614

       Dear Mr. Shah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2020 letter.

       Amendment No. 3 to Form F-1 on Form F-1/F-4 filed June 5, 2020

       Risk Factors
       The BEPC articles and BEP's limited partnership agreement provide (or will provide) that the federal district courts..., page 51

   1. Your disclosure states that the BEPC articles provide, and BEP's limited partnership agreement will be
amended on the closing of the special distribution to provide, that, unless BEPC or BEP
consent in writing to the selection of an alternative forum, the federal district courts
of the United States of America shall, to the fullest extent permitted by law, be the sole and
exclusive forum for the resolution of any complaint asserting a cause of action arising
under the Securities Act. It appears that you do not state which
 Sachin Shah
FirstName LastNameSachin Shah
Brookfield Renewable Corporation
Comapany NameBrookfield Renewable Corporation
June 18, 2020
Page 2
June 18, 2020 Page 2
FirstName LastName
         court or courts have jurisdiction over Exchange Act claims. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability crated by the Securities Act or the rules or regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that your disclosures and the exclusive forum provision in the governing documents state this clearly. Please also clarify and expand your disclosure to discuss the enforceability of your forum selection provision under the federal securities law, including any uncertainty, and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Material United States Federal Income Tax Considerations
Consequences to U.S. Unitholders
Special Distribution of BEPC Exchangeable Shares
Consequences Relating to the Formation of BEPC, page 270

2. In this section, on page 266 you disclose that the following discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described herein, represents the opinion of Torys LLP. However, on page 271 you appear to make a representation as to a material tax consequence that does not appear within the opinion of counsel, specifically that:
           BEPC and the general partner of BEP intend to take the position that none of the
              BEPC exchangeable shares distributed to unitholders pursuant to the special distribution constitute Section 306 stock and, in the alternative, to the extent that any such BEPC exchangeable shares constitute Section 306 stock, then under the exception for dispositions lacking a principal purpose of tax avoidance, the adverse rules governing the disposition of Section 306 stock do not apply.

         As this representation appears related to material tax consequences, please revise to include such representation within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a "should" or "more likely than not"
         opinion to make clear the opinion is subject to a degree of uncertainty. For guidance, please refer to Section III.C.3 and 4 of the Division of Corporation Finance's Staff Legal
         Bulletin No. 19.
 Sachin Shah
Brookfield Renewable Corporation
June 18, 2020
Page 3

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameSachin Shah
                                                            Division of
Corporation Finance
Comapany NameBrookfield Renewable Corporation
                                                            Office of Energy &
Transportation
June 18, 2020 Page 3
cc:       Mile T. Kurta
FirstName LastName